U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                     FORM 3

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Date of Event Requiring Statement (Month/Day/Year)

       11/8/99

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Issuer Name and Ticker or Trading Symbol

       Illinois Superconductor Corporation (ISCO)

5.     Relationship of Reporting Person to Issuer (Check all applicable)

       [x] Director [ ] Officer  (give title below) [ ] Chairman [x] 10% Owner
       [ ] Other (specify below)

6.     If Amendment, Date of Original (Month/Day/Year)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person


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Table I          Non-Derivative Securities Beneficially Owned


1.     Title of Security (Instr. 4)

             Common Stock, par value $.001 ("Common Stock")

2.     Amount of Securities Beneficially Owned (Instr. 4)

             71,857

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

             D

4.     Nature of Indirect Beneficial Ownership (Instr. 4)

             Not applicable.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


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Table II  -  Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 4)

             (a) 6%  Warrants  (b)  Amended  2%  Warrants  (c) 2%  Warrants
             (d) Warrants (e) 6% Senior Convertible Notes (f) 2% Senior Convertible Notes (g) Amended 2% Senior Convertible Notes (h) 10% Convertible Notes (i) 10% Warrants (j) Option to Purchase

2.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:

             (a) - (j) Immediately Exercisable or Convertible (as applicable)

             Expiration Date:

             (a)  03/31/02  (b)  03/31/02 (c) 05/15/01 (d) 10/29/01 (e) 05/15/02
             (f) 05/15/02 (g) 05/15/02 (h) 01/02/01 (i) 11/05/04 (j) 08/05/00

3.     Title and Amount of Securities Underlying Derivative Security (Instr. 4)

             Title:

             (a) - (i) Common Stock
             (j) 10% Convertible Notes and 10% Warrants

             Amount or Number of Shares:

             (a)   333,334
             (b)   555,556
             (c)   444,444
             (d)    17,391
             (e) 3,431,436
             (f) 4,503,345
             (g) 5,268,788
             (h) 1,111,112
             (i)   111,111
             (j)$1,388,890 face amount of 10% Convertible Notes and
                 555,556 10% Warrants*

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4.     Conversion or Exercise Price of Derivative Security

             (a)  $.25 (b) $.25 (c) $.25 (d) $.25 (e) $.25 (f) $.25 (g) $.25 (h)
             $.25 (i) $.25 (j) $1,388,890

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)

             (a) - (j) D

6.     Nature of Indirect Beneficial Ownership (Instr. 5)

             Not applicable.

Explanation of Responses:

* The $1,388,890 face amount of 10% Convertible Notes ($.25 conversion price) would be immediately convertible into 5,555,560 shares of Common Stock, and the 555,556 10% Warrants would have a strike price of $.25 and be immediately exercisable for 555,556 shares of Common Stock.


** Intentional misstatement or omissions of facts constitute Federal Criminal
 Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Date: November 18, 1999


             ELLIOTT ASSOCIATES, L.P.


             By: /s/ Paul E. Singer__________________________
                    Paul E. Singer
                    General Partner

             **Signature of Reporting Person


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